

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 10, 2008

Mr. Howard E. Ehler
Chief Financial Officer
GeoResources, Inc.
110 Cypress Station Drive, Suite 220
Houston, TX 77090-1629

> **Re:** **GeoResources, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed April 3, 2008**
> **File No. 000-08041**
> **Response Letter Dated August 21, 2008**

Dear Mr. Ehler:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

General

1.   We note you have requested future compliance in response to prior comments 1 and 2 of our letter dated August 13, 2008. Please provide us with a draft of the new disclosures to be presented in future filings.

Note G: Asset Retirement Obligations, page F-19

2.   In your response to prior comment 4 of our letter dated August 13, 2008, you state the revision of estimates balance recorded during fiscal year 2007 reflects the change in credit-adjusted risk-free rate used to measure the asset retirement obligation associated with wells held by Southern Bay prior to the merger. You

further state a different credit-adjusted risk-free rate was used to measure the liability related to these wells because the "cost of capital for Southern Bay was significantly different than that of the post-merger GeoResources". Based on the guidance of SFAS 143, paragraphs 13 through 15, it is not clear how you determined that a change in the credit-adjusted risk-free rate is appropriate for the obligation related to wells held by Southern Bay prior to the merger. Paragraph 13 of SFAS 143 states an entity shall recognize changes in the obligation in subsequent periods for two reasons: 1) passage of time and 2) revisions to the timing or amount of the initial estimated cash flows. Paragraph 14 of SFAS 143 mandates the use of the interest method of allocation for measurement of accretion expense in subsequent periods. This method allows for the use of the same credit-adjusted risk-free rate initially used in measuring the obligation on Day 1. Your response indicates the revision of estimate balance recorded during fiscal year 2007 is not related revisions in the timing or amount of estimated cash flows of these obligations. Therefore, please clarify how you determined that it was appropriate to change the credit-adjusted risk-free rate for ARO obligations. You may also wish to refer to paragraphs B48 through B57 of Appendix B and example 2 of Appendix C of SFAS 143 for further guidance.

3.   Please clarify whether the entire $3.4 million revision of estimates relates to a downward revision of the December 31, 2006 ARO liability of Southern Bay. In this respect, it appears that Southern Bay on had a $2.5 million ARO liability recorded as of December 31, 2006. Please provide the calculation that supports your $3.4 million revision.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief